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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WEEDEN & CO, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Street
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann Cotaj 203-861-7604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Hetherington and Robert A. Cervoni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden & Co. L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIE FOSTER
NOTARY PUBLIC
Connecticut
My Commission Expires Nov. 30, 2011

Notary Public

Signature

President
Title

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

The Board of Directors
Weeden & Co., L.P.

We have audited the accompanying statement of financial condition of Weeden & Co., L.P. as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weeden & Co., L.P. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

J.H. Cohn LLP

New York, New York
February 26, 2009

WEEDEN & CO., L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	12,392,151
Cash segregated under Federal regulations		5,700,629
Receivable from clearing broker, net		50,511,674
Securities owned - at fair value		3,888,419
Building improvements, furniture, fixtures and equipment, net		4,915,912
Due from Parent		6,589,346
Other assets		1,505,155
Total	$	85,503,286

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Securities sold, not yet purchased - at fair value	$	175,033
Accounts payable, accrued expenses and other liabilities		15,897,299
Due to Affiliate		1,182,950
Total liabilities		17,255,282
Commitments and contingencies		
Partners' capital		68,248,004
Total	$	85,503,286

See Notes to Statement of Financial Condition.

Note 1 - Organization:

Weeden & Co., L.P. (the "Company"), a Delaware limited partnership, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA"). Weeden Securities Corp. is the sole general partner ("GP"), and manages and controls the business and affairs of the Company. Weeden Investors, L.P. (the "Parent") is the sole limited partner. The Company is an introducing broker for the transactions of its institutional customers, a market-maker in certain securities in the over-the-counter market, and also engages in trading activities in listed equities in both domestic and international markets whereby the Company commits its capital in order to facilitate its customers' orders.

The Company has an agreement with another broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Note 2 - Significant accounting policies:

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS 157 emphasizes that fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Note 2 - Significant accounting policies (continued):

An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets

b. Quoted prices for identical or similar assets or liabilities in markets that are not active

c. Inputs other than quoted prices that are observable for the asset or liability

d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy of SFAS 157 gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of the Company's investments, including cash segregated under Federal regulations, as of and for the year ended December 31, 2008 were all measured using Level 1 inputs.

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis.

Commissions and related clearing expenses are recorded on a trade-date basis.

Securities owned or securities sold, not yet purchased, by the Company are valued at their prevailing market prices based on the last sales price listed on a national securities exchange or the NASDAQ.

Note 2 - Significant accounting policies (concluded):

For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. For securities traded in the OTC markets and listed securities for which no sale was reported on the valuation date, such securities are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. All resulting unrealized gains and losses are reflected in net loss on principal transactions in securities.

The Company accounts for costs incurred in connection with the development of software in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, all costs incurred in the preliminary project stage are expensed as incurred, and internal and external costs incurred to develop internal use computer software during the application development stage are capitalized.

Depreciation for building (leasehold) improvements is provided for using the straight line method and accelerated methods over 5 to 39 years. Depreciation (or amortization) for all other capitalized assets is provided for over the estimated useful lives of the related assets, generally five to seven years, using the accelerated double declining balance method.

No provision is made in the accompanying statement of financial condition for Federal or state income taxes since such liabilities are the responsibility of the individual partners.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Cash and cash equivalents:

The Company maintains cash accounts in excess of FDIC and SIPC limits. It has not experienced any losses from such accounts. At December 31, 2008, cash includes money market accounts with balances of $8,330,930. At December 31, 2008, cash and cash equivalents in excess of insured limits amounted to approximately $18,370,000.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Note 4 - Cash segregated under Federal regulations:

Cash of $5,700,629 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 5 - Receivables from clearing broker:

The clearing and depository operations for the Company's security transactions are provided by one broker who is a member of major securities exchanges. At December 31, 2008, all of the securities owned and the receivable from broker reflected in the statement of financial condition are security positions with and amounts due from this clearing broker.

For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Amounts receivable from and payable to the clearing broker at December 31, 2008 consist of the following:

	Receivable	Payable
Receivable from clearing broker	$47,806,705	
Fees and commissions	2,793,199	$88,230
Totals	$50,599,904	$88,230

Included in receivable from clearing broker are a number of cash accounts aggregating $49,436,020 that have been pledged as collateral to the broker.

Note 6 - Securities owned and sold, not yet purchased:

Marketable securities owned and sold, not yet purchased, consist of trading securities at fair value as follows:

	Owned	Sold, Not Yet Purchased
Equities	$3,888,419	$175,033

Subsequent market fluctuation may require purchasing the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

Note 7 - Building improvements, furniture, fixtures and equipment:

Building improvements, furniture, fixtures and equipment, at cost, consist of the following:

Software	$ 8,329,136
Computers	2,168,875
Building (leasehold) improvements	2,305,584
Equipment	1,207,112
Furnishings	1,712,030
	15,722,737
Less accumulated depreciation and amortization	10,806,825
Total	$ 4,915,912

Note 8 - Financial statements with off-balance sheet risk:

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, delayed deliveries, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and manage market risks and are subject to varying degrees of market and credit risk. Derivative transactions are entered into to economically hedge other positions or transactions.

Futures and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

The credit risk for forward contracts, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

All positions in derivatives are reported in the accompanying statement of financial condition at fair value.

Note 8 - Financial statements with off-balance sheet risk (concluded):

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008, at fair values of the related securities, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations to deliver cash or securities and the Company has to liquidate the security at a loss.

The Company's customer securities activities are transacted on a delivery vs. payment basis. The Company does not extend margin to its customers.

Note 9 - Related party transactions:

The Company from time to time enters into transfers with the Parent and the GP. Interest is not charged on any intercompany or affiliate balances. At December 31, 2008, the amount due from Parent was $6,589,346.

In 2007, the Company entered into a commission sharing agreement (CSA) with Pragma Securities LLC ("PS"). PS is a broker dealer that provides algorithmic trading software to its customers. Pragma Financial Systems LLC ("PFS") is the developer of the algorithmic trading software and licenses its use and distribution to PS. The CSA grants the right to use algorithmic trading software in exchange for 30% of the net commissions when the software is used by the Company's customers and a specified charge per share when the software is used by the Company's trading desk.

In November 2007, the CSA was expanded pursuant to a letter agreement and the Company and PS began co-operating and co-marketing a dark pool crossing aggregation business, utilizing PFS software, under the name "One Pipe". Fifty percent of net commissions from this business are paid to PS under the expanded CSA.

In 2008, the Company entered into an agreement with PS, in which it receives 35% of PS fee income derived from the trade engine known as the Peak product (developed by PFS) and NYSE license fee.

During the year ended December 31, 2008, the Parent owned 15% of PS and 5% of PFS.

At December 31, 2008, amounts due to PS of $1,182,950 resulted from the transactions listed above.

At December 31, 2008, the Parent owned 24% of The Leuthold Group LLC ("TLG"). In January 2009, the Parent sold back 1% of its ownership of TLG.

Note 10- Employee benefit plans:

The Parent sponsors a profit-sharing plan (the "Plan"), which covers all employees meeting specific age and service requirements. The Plan provides for the Parent or the Company to make discretionary contributions based on a percentage of compensation.

Note 11- Net capital requirement:

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method. The Company is required to maintain net capital, as defined, of $1,000,000. Net capital changes from day to day, but at December 31, 2008, the Company had net capital of $62,424,190, which exceeded the requirement of $1,000,000 by $61,424,191.

Note 12- Lease commitments:

The Company occupies office space under several noncancelable leases which expire between 2009 and 2013. Included in such leases is the lease of the Company's headquarters' office space from the Parent. In February 2009, the Company extended a lease, which was to expire May 2009, through December 2009. The aggregate minimum rental commitments under these leases are as follows:

Year Ending December 31,	Nonrelated Parties	Related Parties	Total
2009	$ 484,000	$ 990,000	$1,474,000
2010	430,000	990,000	1,420,000
2011	437,000		437,000
2012	259,000		259,000
2013	101,000		101,000
Totals	$1,711,000	$1,980,000	$3,691,000

The leases, in addition to base rentals, provide for rent escalations and other charges which are not reflected in the amounts above.

Note 13- Commitments and contingencies:

On August 18, 2008, the Company entered into a Sales and Use Tax Relief Program Implementing Agreement (the "Agreement") with the Connecticut Development Authority ("CDA"). The Company intends to acquire property to renovate, expand and equip its office space at its headquarters in Greenwich, Ct. The CDA granted the Company a benefit of sales and use tax exemptions in an amount not to exceed $300,000, over a three year period on tangible personal property acquired in connection with the office renovations.

Note 13- Commitments and contingencies (concluded):

Under the Agreement, CDA established a controlled disbursement for the benefit of the Company, owned by the CDA but funded by the Company to facilitate the purchase of the property pursuant to the Agreement.

If Weeden relocates its business operations outside of the state of Connecticut within a ten year period following the date the Company received its first benefit from the CDA, the Company shall be liable for the total amount of the sales and use benefit which actually accrued plus 7.5% of such benefit ("Relocation Payment").

To secure and collateralize the relocation payment, the Company maintains an irrevocable letter of credit equal to the maximum Relocation Payment of $322,500.

Note 14- New accounting pronouncements:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Company has elected to defer its application until its required effective date of January 1, 2009. Management does not expect the adoption of FIN 48 to have a material effect on the financial condition of the Company.

Note 15- Subsequent events:

In January 2009, the Company distributed $ 30,385,000 to the Parent and $308,939 to Weeden Securities Corp.

In January 2009, the Parent formed a new company with Pragma Group Investors LLC ("PGI"), called Pragma Weeden Holdings LLC. ("PWH"). In connection with this transaction, the Company's rights to the commissions of the Peak, NYSE and One Pipe businesses, as well as the right to use the algorithmic trading software, were contributed by the Parent to PWH. The Parent and PGI each own 50% of PWH. PWH owns 100% of PS and 100% of PFS (see Note 9). The Company will provide clearing and execution services to Pragma Securities LLC for a fee.

WEEDEN & CO., L.P.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Net capital:	
Total partners' capital	$ 68,248,004
Add allowable credits:	
Profit sharing plan	2,645,036
Bonus accrual	5,177,433
Total	7,822,469
Deduct nonallowable assets:	
Other assets	1,505,155
Due from Parent	6,589,346
Fixed assets, net	4,915,912
Total	13,010,413
Net capital before haircuts on securities positions	63,060,060
Haircut on securities and other charges	635,869
Net capital	$ 62,424,191
Computation of basic net capital requirement:	
Minimum net capital required	$ 1,000,000
Excess of net capital	$ 61,424,191

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconcilliation is deemed necessary.

See Report of Independent Public Accountants.

Weeden & Co., L.P.

Report on Statement of Financial Condition

December 31, 2008